Exhibit 99.3

Paris, January 22nd, 2018

Dear Bioverativ Employees,

Today, Bioverativ and Sanofi announced an agreement that will bring Bioverativ into the Sanofi family. As the Chief Executive Officer of Sanofi, I’d like to introduce myself and share with you why we feel so strongly that Sanofi and Bioverativ are better together.

First and foremost, we are excited to bring the entrepreneurial spirit and steadfast patient commitment of Bioverativ employees to Sanofi. We share a passion for patient care and, together, we will continue to bring innovative, impactful medicines to patients. Sanofi is committed to supporting Bioverativ’s humanitarian aid program in hemophilia, which we know has made a life-changing impact for people with hemophilia in developing countries.

I want to express how we at Sanofi admire Bioverativ’s leadership in the growing hemophilia market. From your history as part of Biogen when you launched ELOCTATE® and ALPROLIX®, to the successful spin-off last year, followed by strong growth and a significant acquisition, Bioverativ has accomplished a lot in a short period of time. Together, we look forward to continuing your track record of success and creating a platform for expansion in hemophilia and other rare blood disorders.

Sanofi is a global, diversified healthcare company made up of approximately 100,000 people across all continents. We are pleased to welcome you to join us in transforming healthcare.

In joining us, you will become part of an organization that shares a strong focus on patients and innovative rare disease drug discovery and development. We have complementary strengths and look forward to learning from each other for the advancement of medicine worldwide. In particular, Sanofi’s global commercial presence and established footprint in key Emerging Markets can be used to help Bioverativ fully capitalize on growth opportunities for current and future products. We also look forward to applying Sanofi’s specialty care expertise and ability to rapidly design and execute multiple clinical programs to help bring Bioverativ’s pipeline to patients in need faster.

Today marks the first step in this process. Until the deal is completed, which is expected to occur within three months, subject to conditions, such as antitrust clearance and other customary requirements, Bioverativ will continue to operate as a separate company. You have created a culture that cares about patients and science and you have delivered impressive results. Maintaining this momentum is critical as we move into this next chapter together. Upon closing, I will personally oversee Bioverativ to ensure the smoothest possible transition for the teams.

Together, we will strengthen our commitment to delivering treatments for people living with hemophilia and other rare blood disorders around the world while continuing to push the boundaries of medicine and technology to develop new and better therapies where none currently exist.

I look forward to visiting the Bioverativ offices today to meet with you, listen to your questions and speak more about the opportunities ahead.

I look forward to our future and all we can achieve together.

My Best Regards,

Olivier Brandicourt

CEO

Additional Information and Where to Find It

The tender offer for the outstanding shares of Bioverativ common stock (“Bioverativ”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Bioverativ, nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will file tender offer materials on Schedule TO, and Bioverativ will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. HOLDERS OF SHARES OF BIOVERATIV ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT BIOVERATIV STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of BIOVERATIV at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi at ir@sanofi.com or on Sanofi’s website at https://en.sanofi.com/investors.

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